UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 4, 2011

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains the press release dated May 4, 2011 entitled “NXP Semiconductors Reports First Quarter 2011 Results”.

Exhibits

1.	press release dated May 4, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 4th day of May 2011.

NXP Semiconductors N.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO

Exhibit 1

NXP Semiconductors Reports First Quarter 2011 Results

Product Revenue from continuing operations of $979 million, up 4.4 percent sequentially

Q1 2011
GAAP Gross margin	46.8%
GAAP Operating margin	10.0%
GAAP Earnings per share	$0.73

Non-GAAP Gross margin	47.8%
Non-GAAP Operating margin	20.6%
Non-GAAP Earnings per share	$0.46

•	Trailing twelve month adjusted EBITDA $1,108 million

•	Net debt reduced $568 million year-on-year to $3,754 million

•	Announced redemption of $362 million Senior Secured Notes due 2014

•	Announced redemption of $300 million of Floating Rate Notes

•	Announced a new $500 million Senior Secured Term Loan Facility due 2017

Eindhoven, The Netherlands, May 4, 2011 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the first quarter 2011, ended April 3, 2011, and provided guidance for the second quarter 2011.

“NXP delivered better than anticipated top-line revenue during the first quarter as nearly all of our focus segments out-performed our original expectations,” said Richard Clemmer, NXP Chief Executive Officer. “Our quarterly performance successfully demonstrates NXP’s strategy to focus on the faster growing High Performance Mixed Signal market, and to opportunistically service the broad-based Standard Products market. The success of our strategy is especially clear when compared to the normal seasonal slowdown in the broader semiconductor industry and the seasonal performance of the mixed signal served market during the first quarter.

“We experienced continued margin expansion as non-GAAP gross margin increased to nearly 48 percent, a 22 percent improvement in non-GAAP gross profit versus the year ago period. Simultaneously we held our total expenses steady, resulting in non-GAAP operating margin of 21 percent, a 76 percent improvement in non-GAAP operating profit from the year ago period.

“Within our focused High Performance Mixed Signal segment, revenue grew 7 percent year-on-year, while segment margins continue to trend toward our long term model. During the first quarter, our High Performance Mixed Signal non-GAAP operating margin was 24 percent, a 54 percent increase in non-GAAP operating profit from the year ago period.

“We experienced significant growth within our Identification segment, which was up 17 percent sequentially, and up a full 40 percent versus the year ago period. Furthermore we experienced solid growth in our Wireless Infrastructure, Lighting and Infrastructure segment, off-set by seasonal weakness in our Mobile, Consumer and Computing segments and a very slight impact relating to the disaster in Japan on our Automotive segment,” Clemmer said.

First Quarter 2011 GAAP Results

Product Revenue was $979 million, an increase of 9.5 percent from the $894 million reported in the first quarter of 2010, and an increase of 4.4 percent from the $938 million reported in the fourth quarter of 2010. Product Revenue from continuing operations is the combination of revenue from High Performance Mixed Signal (HPMS) and Standard Products segments. Total revenue from continuing operations was $1,082 million, a decrease of less than 1.0 percent from the $1,085 million reported in first quarter of 2010 and an increase of less than 1.0 percent from the $1,078 million reported in the fourth quarter of 2010.

Revenue attributable to the combination of the Manufacturing Operations and the Corporate and Other segments was $103 million, a 46.1 percent decrease from the $191 million reported in the first quarter of 2010, and a 26.4 percent decrease from the $140 million reported in the fourth quarter of 2010. Included in the total revenue for the first quarter of 2010 was $47 million related to our divested Home segment and $26 million related to the divested NuTune business. Ongoing support for the divested Home business is currently included in our Manufacturing Operations segment.

Gross profit from continuing operations for the first quarter of 2011 was $506 million, or 46.8 percent of revenue, as compared to $406 million, or 37.4 percent of revenue reported in the first quarter of 2010. This compares to the $495 million, or 45.9 percent of revenue reported in the fourth quarter 2010.

Operating income from continuing operations for the first quarter of 2011 was $108 million, or 10.0 percent of revenue, as compared to a loss of $15 million reported in the first quarter of 2010, or loss of 1.4 percent of revenue. This compares to an operating income of $106 million, or 9.8 percent of revenue as reported in the fourth quarter of 2010.

Net income for the first quarter of 2011 was $187 million, or $0.73 per share (diluted). This compares to a net loss of $345 million, or a loss of $1.60 per share reported in the first quarter of 2010, and net loss of $118 million or a loss of $0.47 per share reported in the fourth quarter of 2010.

All current and all prior period financial figures have been restated to reflect the previously announced divesture of NXP’s Sound Solutions business. The historical results of the Sound Solutions business are treated as a discontinued business in NXP’s financial statements.

First Quarter 2011 non-GAAP Results

Product Revenue was $979 million, an increase of 9.5 percent from the $894 million reported in the first quarter of 2010, and an increase of 4.4 percent from the $938 million reported in the fourth quarter of 2010. Revenue from continuing operations was $1,082 million, a decrease of less than 1.0 percent from the $1,085 million reported in first quarter of 2010 and an increase of less than 1.0 percent from the $1,078 million reported in the fourth quarter of 2010.

Non-GAAP gross profit from continuing operations was $517 million, or 47.8 percent of revenue, an increase from the $423 million, or 39.0 percent of revenue reported in the first quarter of 2010. This compares to $508 million, or 47.1 percent of revenue reported in the fourth quarter of 2010.

Non-GAAP operating income from continuing operations was $223 million, or 20.6 percent of revenue, an increase from the $127 million, or 11.7 percent of revenue, reported in the first quarter of 2010. This compares to the non-GAAP operating income of $208 million, or 19.3 percent of revenue reported in the fourth quarter of 2010.

Non-GAAP net income was $117 million, or $0.46 per share (diluted). This compares to non-GAAP net income of $35 million, or $0.16 per share reported in the first quarter of 2010, and a profit of $95 million or $0.37 per share (diluted) reported in the fourth quarter of 2010.

Additional Information

•

Annualized cash savings for the Redesign Program was $20 million in the first quarter of 2011, bringing the cumulative total since inception of the program to $814 million. NXP continues to estimate that the total annualized program savings through its expected completion at the end of 2011 to be between $900 to 950 million.

•

Cash paid out for the Redesign Program was $41 million in the first quarter of 2011, bringing the cumulative total since the beginning of the program to $697 million. NXP continues to estimate that total program costs through its expected completion at the end of 2011 will be no greater than $725 million.

•	SSMC, NXP’s consolidated joint-venture wafer fab with TSMC, reported first quarter 2011 operating income of $33 million, EBITDA of $44 million and had an ending cash balance of $352 million.

•

Utilization in NXP wafer fabs averaged 97 percent in the first quarter 2011 compared to 93 percent in the year ago period and 97 percent in the prior quarter. NXP began wafer fabrication capacity expansion plans in the fourth quarter of 2010 and will continue throughout 2011. The majority of the investments are in the SSMC facility in Singapore which primarily supports the high growth areas of our HPMS segment.

•	During the first quarter of 2011 NXP’s total long-term debt balance increased by $70 million as a result of currency fluctuations which impact the company’s Euro-based long-term debt.

•

On April 5, 2011 NXP drew down a previously announced $500 million Senior Secured Term Loan Facility due in 2017. The new loan has a margin of 3.25 percent above LIBOR, combined with a LIBOR floor of 1.25 percent and was priced at 99.5 percent to par. On April 6, 2011 proceeds from the new loan transaction, plus cash generated from operations, were used to redeem all of the company’s $362 million 7.875 percent Senior Secured Notes due 2014, in addition to $100 million of its US dollar-denominated Floating Rate Notes due 2013 and $200 million of its Euro-denominated Floating Rate Notes due 2013.

•

During the first quarter of 2011 NXP announced a secondary offering by certain of its shareholders to sell 34.4 million shares of its common stock. NXP did not receive any proceeds from the secondary offering. With the completion of the secondary offering on April 5, 2011, the percentage of free-floating common shares of NXPI increased to 29.5% from 15.6%, thereby improving the overall market liquidity of its common shares.

Guidance for the Second Quarter 2011:

•

Product Revenue for the second quarter of 2011 is anticipated to increase 2 to 5 percent sequentially as compared to the first quarter of 2011. Product Revenue is the combination of revenue from HPMS and Standard Products segments.

•	Revenue in our Manufacturing Operations and Corporate and Other segments is anticipated to decline by approximately $10 million to $15 million sequentially as compared to the first quarter 2011.

•	Non-GAAP operating margin from continuing operations is anticipated to be about 21 percent.

•

During the second quarter of 2011, SSMC, NXP’s financially consolidated joint-venture wafer fabrication with Taiwan Semiconductor Manufacturing Corporation (TSMC) paid a dividend of $170 million. TSMC will receive $65.9 million of the dividend, equivalent to TSMC’s 38.79 percent equity ownership. As a result of the dividend, the consolidated cash balance of NXP will decrease by $65.9 million.

Discussion of GAAP to non-GAAP Reconciliations

NXP provides financial information on both a U.S. generally accepted accounting principles (GAAP) and non-GAAP basis. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in this release.

Non-GAAP information should not be considered a substitute for any information derived or calculated in accordance with GAAP. NXP provides this information as an additional insight as to how management assesses the performance and allocation of resources among its various segments and because the financial community uses it in its analysis of NXP’s operating performance, historical results and projections of NXP’s future operating results.

The non-GAAP measures used herein are not intended to be measures of financial performance or condition, liquidity or profitability in accordance with GAAP, and should not be considered as alternatives to net income (loss), operating income, or any other performance measures determined in accordance with GAAP.

Certain information referred to in this release, including “non-GAAP gross margin”, “non-GAAP operating margin”, “EBITDA”, “Adjusted EBITDA” and “Adjusted EBITDA - last 12 months”, have not been derived in accordance with GAAP and can vary from other participants in the semiconductor industry. These measures have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of NXP’s financial results as reported under GAAP. In this release the use of the terms:

•

“Non-GAAP gross profit”, “non-GAAP gross margin”, “non-GAAP operating margin”, “non-GAAP operating income” and “non-GAAP net income” are all non-GAAP financial measure that reflect the underlying operating and profit structure of NXP operations net of purchase price accounting (“PPA”), restructuring, other incidental items and the impact of other non-cash adjustments.

•

“EBITDA”, “Adjusted EBITDA” and “Adjusted EBITDA - last 12 months”, are not intended to be a measure of free cash flow for management’s discretionary use, as these metrics do not consider certain cash requirements such as interest payments, tax payments, debt service requirements and replacement of fixed assets.

•

“PPA effects” reflect the fair value adjustments impacting acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions.

•

“Other incidental items” consist of process and product transfer costs (which refer to the costs incurred in transferring a production process and products from one manufacturing site to another), gains and losses resulting from our divestment activities. NXP presents other incidental items in its analysis of results of operations because these costs, gains and losses, have affected the comparability of the company’s results over the years.

Conference Call and Webcast Information

NXP will host a conference call to discuss its first quarter 2011 results and outlook for the second quarter of 2011 today at 8:00 a.m. U.S. Eastern Time (2:00 p.m. Central European Time). To listen to the webcast, please visit the Investor Relations section of the NXP website at www.nxp.com/investor. The webcast will be recorded and available for replay shortly after the call concludes.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. A global semiconductor company with operations in more than 25 countries, NXP posted revenue of $4.4 billion in 2010. Additional information can be found by visiting www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NPX’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available from on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

NXP Semiconductors

Condensed consolidated statements of operations (unaudited)

Table 1

($ in millions except share data)	Q1 2010	Q4 2010	Q1 2011

Revenue	1,085	1,078	1,082
Cost of revenue	(679)	(583)	(576)

Gross profit	406	495	506

Research and development expenses	(151)	(138)	(154)
Selling expenses	(65)	(73)	(65)
General and administrative expenses	(188)	(178)	(169)

Total operating expenses	(404)	(389)	(388)

Other income (expense)	(17)	—	(10)

Operating income (loss)	(15)	106	108

Financial income (expense):
Interest income (expense) - net	(80)	(80)	(81)
Foreign exchange gain (loss) on debt	(222)	(102)	190
Gain on extinguishment of long term debt	2	—	—
Other financial expense	(2)	(10)	(8)

Income (loss) before taxes	(317)	(86)	209

Provision for income taxes	(5)	5	1

Income (loss) after taxes	(322)	(81)	210

Results relating to equity-accounted investees	(26)	(26)	(22)

Income (loss) from continuing operations	(348)	(107)	188

Income (loss) on discontinued operations, net of tax	12	11	13

Net income (loss)	(336)	(96)	201
Net (income) loss attributable to non-controlling interests	(9)	(22)	(14)

Net income (loss) attributable to stockholders	(345)	(118)	187

Earnings per share data: 1)
Net income (loss) attributable to stockholders per common share in $:
Basic earnings per common share in $
Income (loss) from continuing operations	(1.66)	(0.51)	0.70
Income (loss) from discontinued operations	0.06	0.04	0.05
Net income (loss)	(1.60)	(0.47)	0.75
Diluted earnings per common share in $
Income (loss) from continuing operations	(1.66)	(0.51)	0.68
Income (loss) from discontinued operations	0.06	0.04	0.05
Net income (loss)	(1.60)	(0.47)	0.73

Weighted average number of shares of common stock used in computing per share amounts (in thousands):
- Basic	215,252	250,246	250,402
- Diluted	215,252	250,246	256,589

1)	As adjusted for the impact of the 1:20 reverse stock split.

NXP Semiconductors

Condensed consolidated balance sheets (unaudited)

Table 2

($ in millions unless otherwise stated)	April 4, 2010	Dec 31, 2010	April 3, 2011

Current assets:
Cash and cash equivalents	855	898	879
Receivables:
Accounts receivable – net	480	396	431
Other receivables	56	42	32

Total receivables	536	438	463
Assets held for sale	46	48	45
Current assets of discontinued operations	99	110	102
Inventories	459	513	537
Other current assets	209	129	129

Total current assets	2,204	2,136	2,155

Non-current assets:
Investments in equity-accounted investees	194	132	110
Other non-current financial assets	35	19	19
Non-current assets of discontinued operations	281	266	290
Other non-current assets	126	135	156
Property, plant and equipment	1,227	1,164	1,148
Intangible assets excluding goodwill	1,724	1,486	1,466
Goodwill	2,282	2,299	2,409

Total non-current assets	5,869	5,501	5,598

Total assets	8,073	7,637	7,753

Current liabilities:
Accounts payable	539	593	539
Liabilities held for sale	29	21	21
Current liabilities of discontinued operations	65	60	59
Accrued liabilities	641	461	445
Short-term provisions	197	95	67
Other current liabilities	86	95	115
Short-term debt	611	423	435

Total current liabilities	2,168	1,748	1,681

Non-current liabilities:
Long-term debt	4,566	4,128	4,198
Long-term provisions	373	415	370
Non-current liabilities of discontinued operations	29	20	22
Other non-current liabilities	152	107	105

Total non-current liabilities	5,120	4,670	4,695

Non-controlling interests	207	233	246
Stockholder’s equity	578	986	1,131

Total equity	785	1,219	1,377

Total liabilities and equity	8,073	7,637	7,753

NXP Semiconductors

Condensed consolidated statements of cash flows (unaudited)

Table 3

($ in millions unless otherwise stated)	Q1 2010	Q4 2010	Q1 2011
Cash Flows from operating activities
Net income (loss)	(336)	(96)	201

(Income) loss from discontinued operations, net of tax	(12)	(11)	(13)
Adjustments to reconcile net income (loss) to net cash provided (used for):
Depreciation and amortization	185	184	145
Net (gain) loss on sale of assets	25	2	15
Gain on extinguishment of debt	(2)	—	—
Results relating to equity accounted investees	26	26	22
Dividends paid to non-controlling interests	—	(1)	—

Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	(111)	33	(16)
(Increase) decrease in inventories	70	(38)	(10)
Increase (decrease) in trade payables	(4)	19	(66)

(Increase) decrease in other receivables	(14)	20	(13)
Increase (decrease) in other payables	19	(26)	(15)
Increase (decrease) in provisions	(74)	(24)	(98)
Changes in deferred taxes	(50)	(46)	17

Exchange differences	259	113	(190)
Other items	2	(5)	18

Net cash provided by (used for) operating activities	(17)	150	(3)

Cash flows from investing activities:
Purchase of intangible assets	(1)	(3)	(2)
Capital expenditures on property, plant and equipment	(49)	(77)	(64)
Proceeds from disposals of property, plant and equipment	4	1	11
Proceeds from disposals of assets held for sale	—	8	—
Purchase of other non-current financial assets	—	(1)	—
Proceeds from the sale of other non-current financial assets	—	—	1
Proceeds from (cash payments related to) sale of interests in businesses	(47)	(13)	—

Net cash (used for) provided by investing activities	(93)	(85)	(54)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	1	9	10
Repayments under the revolving credit facility	—	(100)	—
Repurchase of long-term debt	(12)	—	—
Principal payments on long-term debt	—	(1)	(2)
Net proceeds from the issuance of common stock	—	(2)	—

Net cash provided by (used for) financing activities	(11)	(94)	8

Net cash provided by (used for) continuing operations	(121)	(29)	(49)
Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	2	(5)	16
Net cash provided by (used for) investing activities	(2)	(2)	(10)
Net cash provided by (used for) financing activities	—	2	—

Net cash provided by (used for) discontinued operations	—	(5)	6
Net cash provided by (used for) continuing and discontinued operations	(121)	(34)	(43)

Effect of changes in exchange rates on cash positions	(50)	(20)	30

Increase (decrease) in cash and cash equivalents	(171)	(54)	(13)
Cash and cash equivalents at beginning of period	1,041	962	908
Cash and cash equivalents at end of period	870	908	895
Less: cash and cash equivalents at end of period-discontinued operations	15	10	16

Cash and cash equivalents at end of period-continuing operations	855	898	879

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

NXP Semiconductors

Segment Results

Segment Revenue

Table 4

($ in millions)	Q1 2010	Q4 2010	Q1 2011

High Performance Mixed Signal	695	717	742
Standard Products	199	221	237

Product Revenue	894	938	979

Manufacturing Operations	109	114	92
Corporate and Other	35	26	11
Divested Home Activities	47	—	—

Total NXP revenue	1,085	1,078	1,082

High Performance Mixed Signal Segment Results Table 5

($ in millions, unless otherwise stated)	Q1 2010	Q4 2010	Q1 2011

Revenue	695	717	742
% of Product Revenue	77.7%	76.4%	75.8%

GAAP gross profit	330	413	422
% of revenue	47.5%	57.6%	56.9%
Non-GAAP gross profit	340	413	423
% of revenue	48.9%	57.6%	57.0%

Operating income (loss)	51	119	121
% of revenue	7.3%	16.6%	16.3%
Non-GAAP operating income	114	168	175
% of revenue	16.4%	23.4%	23.6%
Standard Products Segment Results Table 6
($ in millions, unless otherwise stated)	Q1 2010	Q4 2010	Q1 2011

Revenue	199	221	237
% of Product Revenue	22.3%	23.6%	24.2%

GAAP gross profit	55	84	87
% of revenue	27.6%	38.0%	36.7%
Non-GAAP gross profit	54	85	87
% of revenue	27.1%	38.5%	36.7%

Operating income (loss)	9	39	35
% of revenue	4.5%	17.6%	14.8%
Non-GAAP operating income (loss)	22	52	49
% of revenue	11.1%	23.5%	20.7%

NXP Semiconductors

Segments Reconciliation

Q1 2011

Table 7

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidentals	Non-GAAP

Gross profit
HPMS	422	(1)	—	—	423
Standard Products	87	—	—	—	87
Manufacturing Operations	(14)	(2)	(6)	(2)	(4)
Corporate and Other	11	—	—	—	11

Total NXP	506	(3)	(6)	(2)	517

Operating income (loss)
HPMS	121	(52)	(1)	(1)	175
Standard Products	35	(14)	—	—	49
Manufacturing Operations	(16)	(7)	(6)	(1)	(2)
Corporate and Other	(32)	—	(9)	(24)	1

Total NXP	108	(73)	(16)	(26)	223

Q4 2010

Table 8

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidentals	Non-GAAP

Gross profit
HPMS	413	(1)	2	(1)	413
Standard Products	84	—	(1)	—	85
Manufacturing Operations	(11)	(2)	(9)	(2)	2
Corporate and Other	9	—	1	—	8

Total NXP	495	(3)	(7)	(3)	508

Operating income (loss)
HPMS	119	(53)	4	—	168
Standard Products	39	(12)	(1)	—	52
Manufacturing Operations	(20)	(5)	(10)	(3)	(2)
Corporate and Other	(32)	1	(8)	(15)	(10)

Total NXP	106	(69)	(15)	(18)	208

Q1 2010

Table 9

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidentals	Non-GAAP

Gross profit
HPMS	330	(10)	1	(1)	340
Standard Products	55	—	2	(1)	54
Manufacturing Operations	(9)	(2)	(2)	(7)	2
Corporate and Other	14	—	3	—	11
Divested Home Activities	16	—	—	—	16

Total NXP	406	(12)	4	(9)	423

Operating income (loss)
HPMS	51	(63)	1	(1)	114
Standard Products	9	(14)	2	(1)	22
Manufacturing Operations	(16)	(6)	(2)	(6)	(2)
Corporate and Other	(28)	—	(11)	(11)	(6)
Divested Home Activities	(31)	—	(4)	(26)	(1)

Total NXP	(15)	(83)	(14)	(45)	127

NXP Semiconductors

Financial Reconciliation - GAAP to non-GAAP (unaudited)

Q1 2011

Table 10

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidental	Other Adjustments		Non- GAAP

Revenue	1,082	—	—	—	—		1,082

Gross profit	506	(3)	(6)	(2)	—		517
% of revenue	46.8%						47.8%

Research and development	(154)	—	—	—	—		(154)
Selling	(65)	—	—	—	—		(65)
General and administrative	(169)	(70)	(10)	(6)	—		(83)

Total operating expense	(388)	(70)	(10)	(6)	—		(302)

Other income (expense)	(10)	—	—	(18)	—		8

Operating income (loss)	108	(73)	(16)	(26)	—		223
% of revenue	10.0%						20.6%

Interest income (expense) net	(81)						(81)

Provisions for income taxes	1						(11	)1)

Income (loss) from continuing operations	188	(73)	(16)	(26)	172	2)	131

Income (loss) on discontinued operations, net of tax	13				13		—

Net (income) loss attributable to non- controlling interests	(14)						(14)

Net income (loss) attributable to stockholders	187	(73)	(16)	(26)	185		117	3)

Weighted average diluted shares outstanding (in thousands):	256,589						256,589

Diluted earnings (loss) per common share attributable to stockholders	0.73						0.46

1)	Cash income taxes
2)

Includes: Foreign exchange gain on debt: $190 million; Other financial expense: $(8) million; Results relating to equity-accounted investees: $(22) million; and difference between book and cash income taxes: $12 million.

3)	Includes stock-based compensation expense of $6 million.

NXP Semiconductors

Financial Reconciliation - GAAP to non-GAAP (unaudited)

Q4 2010

Table 11

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidental	Other Adjustments		Non- GAAP

Revenue	1,078	—	—	—	—		1,078

Gross profit	495	(3)	(7)	(3)	—		508
% of revenue	45.9%						47.1%

Research and development	(138)	—	(1)	1	—		(138)
Selling	(73)	—	—	—	—		(73)
General and administrative	(178)	(66)	(12)	(9)	—		(91)

Total operating expense	(389)	(66)	(13)	(8)	—		(302)

Other income (expense)	—	—	5	(7)	—		2

Operating income (loss)	106	(69)	(15)	(18)	—		208
% of revenue	9.8%						19.3%

Interest income (expense) net	(80)						(80)

Provisions for income taxes	5						(11	)1)

Income (loss) from continuing operations	(107)	(69)	(15)	(18)	(122	)2)	117

Income (loss) on discontinued operations, net of tax	11				11		—

Net (income) loss attributable to non- controlling interests	(22)						(22)

Net income (loss) attributable to stockholders	(118)	(69)	(15)	(18)	(111)		95	3)

Weighted average diluted shares outstanding (in thousands):	250,246						253,761

Diluted earnings (loss) per common share attributable to stockholders	(0.47)						0.37

1)	Cash income taxes
2)

Includes: Foreign exchange loss on debt: $(102) million; Other financial expense: $(10) million; Results relating to equity-accounted investees: $(26) million; and difference between book and cash income taxes: $16 million.

3)	Stock-based compensation benefit of $9 million, which resulted from an adjustment of estimated forfeitures to actual forfeitures, is not included in the non-GAAP results.

NXP Semiconductors

Financial Reconciliation - GAAP to non-GAAP (unaudited)

Q1 2010

Table 12

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidental	Other Adjustments		Non- GAAP

Revenue	1,085	—	—	—	—		1,085

Gross profit	406	(12)	4	(9)	—		423
% of revenue	37.4%						39.0%

Research and development	(151)	—	(1)	(2)	—		(148)
Selling	(65)	—	2	—	—		(67)
General and administrative	(188)	(71)	(19)	(15)	—		(83)

Total operating expense	(404)	(71)	(18)	(17)	—		(298)

Other income (expense)	(17)	—	—	(19)	—		2

Operating income (loss)	(15)	(83)	(14)	(45)	—		127
% of revenue	(1.4)%						11.7%

Interest income (expense) net	(80)						(80)

Provisions for income taxes	(5)						(3	)1)

Income (loss) from continuing operations	(348)	(83)	(14)	(45)	(250	)2)	44

Income (loss) on discontinued operations, net of tax	12				12		—

Net (income) loss attributable to non- controlling interests	(9)						(9)

Net income (loss) attributable to stockholders	(345)	(83)	(14)	(45)	(238)		35	3)

Weighted average diluted shares outstanding (in thousands):	215,252						216,435

Diluted earnings (loss) per common share attributable to stockholders	(1.60)						0.16

1)	Cash income taxes
2)

Includes: Foreign exchange loss on debt: $(222) million; Gain on extinguishment of long term debt: $2 million; Other financial expense: $(2) million; Results relating to equity-accounted investees: $(26) million; and difference between book and cash income taxes: $(2) million.

3)	Includes stock-based compensation expense of $7 million.

NXP Semiconductors

Adjusted EBITDA

Table 13

($ in millions)	Q1 2010	Q4 2010	Q1 2011

Net Income	(336)	(96)	201
Income (loss) on discontinued operations	12	11	13

Income (loss) on continuing operations	(348)	(107)	188

Reconciling items to EBITDA:
Financial income/expense	302	192	(101)
Provision for income taxes	5	(5)	(1)
Depreciation	111	115	72
Amortization	74	69	73

EBITDA	144	264	231

Results of equity-accounted investees	26	26	22
Restructuring1)	(4)	(5)	16
Other incidental items1)	42	15	26

Adjusted EBITDA	208	300	295
Adjusted EBITDA - last 12 months	543	1,021	1,108

1) Excluding depreciation property, plant and equipment related to:

restructuring	18	20	—
other incidental items	3	3	—

For further information, please contact:

Investors:

Jeff Palmer

jeff.palmer@nxp.com

+1 408 474 5111

Media:

Lieke de Jong-Tops

lieke.de.jong-tops@nxp.com

+31 40 27 25202